K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 30, 2024

VIA EDGAR

Ms. Samantha Brutlag

Mr. David Manion

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File No. 333-281559)
Responses to Comments on the Registration Statement on Form N-14

Dear Ms. Brutlag and Mr. Manion:

The following are the responses by and on behalf of American Beacon Funds (the “Registrant”) to the comments received by telephone from Mr. Manion on August 26, 2024 and Ms. Brutlag on September 3, and September 10, 2024 regarding the registration statement on Form N-14 (“Registration Statement”) for the reorganization of the Ninety One Emerging Markets Equity Fund, Ninety One Global Franchise Fund and Ninety One International Franchise Fund (the “Target Funds”), each a series of The Advisors’ Inner Circle Fund III, into, respectively, the American Beacon Ninety One Emerging Markets Equity Fund, American Beacon Ninety One Global Franchise Fund and American Beacon Ninety One International Franchise Fund (the “Acquiring Funds”), each a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on August 14, 2024.

SEC staff (“Staff”) comments are set forth in bold below and are followed by the Registrant’s responses. Defined terms used herein but not defined have the same meanings as in the Registration Statement. The Registrant believes that the responses below fully address the Staff’s comments.

Accounting Comments

1.	On page 11 of the “Questions and Answers” section of the combined proxy statement/prospectus (“Prospectus”), the Registrant states that Ninety One and American Beacon will pay the direct fees and expenses associated with the Reorganization, except that each Target Fund will bear, as applicable, (i) the costs of selling portfolio securities necessary to effect the Reorganizations in instances in which the Target Fund holds securities in a country that does not permit the in-kind transfer of securities; and (ii) transfer or stamp duties, such as those typically imposed in certain non-U.S. markets in connection with the transfer of portfolio securities to the Acquiring Fund, and each Acquiring Fund will bear, as applicable, the costs of buying portfolio securities necessary to effect the Reorganizations in instances where the Target Fund holds securities in a country that does not permit the in-kind transfer of securities. Please discuss an estimate of the legal and organizational expenses expected to be incurred.

Securities and Exchange Commission

September 30, 2024

As disclosed in the Prospectus, except for the identified expenses, Ninety One and American Beacon will pay the direct fees and expenses associated with the Reorganization. As the legal and organizational expenses will not be paid by the Target Funds or the Acquiring Funds, the Registrant respectfully declines to disclose these costs in the Registration Statement.

2.	On page 6 of the Prospectus, under the heading “Costs and Tax Consequences of the Reorganization,” the Registrant discloses that, because certain of the countries in which the Target Fund invests do not permit a change in the beneficial ownership of securities such as would occur in connection with the Reorganization, the Target Fund plans to sell approximately 57% of its assets in advance of the Reorganization, and the Acquiring Fund plans to purchase those securities as promptly as possible following the Reorganization, and discusses the estimated expenses and potential realization of net capital gains. Please estimate the impact of capital loss carryforwards, if any, in offsetting realized gains due to these transactions.

The Registrant has revised the disclosure as set forth below:

Certain of the countries in which the securities in which the Target Fund invests do not permit a change in the beneficial ownership of securities such as would occur in connection with the Reorganization. Accordingly, the Target Fund plans to sell approximately 57% of its assets in advance of the Reorganization, and the Acquiring Fund plans to purchase those securities as promptly as possible following the Reorganization. As a result of these sales, the Target Fund ~~could~~ is expected to recognize net capital gains that would be taxable to Target Fund shareholders as ordinary income and/or long-term capital gain depending on the Target Fund’s holding period for such assets (unless they hold their shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts) when distributed to them before the Reorganization. As of August 31, 2024, the Target Fund would be estimated to recognize approximately $8,791,559 in capital gains as a result of these sales (or approximately 2.72% of net assets). This estimate is net of $32,653,017 in capital loss carryforwards available to offset capital gains. The sale of such securities before the Reorganization could result in the Target Fund selling securities at a disadvantageous time and realizing losses that otherwise would not have been realized. Depending on when such sales and reinvestment occur, the wash sale rules may defer the recognition of losses for income tax purposes. If the sales of the Target Fund’s portfolio and the purchases by the Acquiring Fund had been effected as of ~~June 30,~~ August 31, 2024, the repositioning would have resulted in brokerage transaction costs of approximately $~~295,000~~ 318,301 or approximately ~~0.09%~~ 0.10% of the Target Fund’s net assets. These sales and repurchases are not anticipated to have a material impact on the management of the Funds. [Emphasis added]

Securities and Exchange Commission

September 30, 2024

3.	Form N-14, Item 3 requires that for each Proposal the “Comparative Fee and Expense Table” and “Example of Fund Expenses” show the “current fees” for the Acquiring Fund and the Target Fund. Please confirm that, with respect to each Proposal, the “Comparative Fee and Expense Tables” and “Example of Fund Expenses” use the current fees and expenses of the Target Funds.

The Registrant confirms that, with respect to each Proposal, the “Comparative Fee and Expense Tables” and “Example of Fund Expenses” use the current fees and expenses of the Target Funds.

4.	On page 7 of the Prospectus, under the heading “Comparative Fee and Expense Tables,” in the first table, the “Fee Waiver and/or Expense Reimbursement” figure is presented in parentheses for the Target Fund and without parentheses for the Acquiring Fund. Please present this information consistently throughout.

The Registrant has made the requested change.

5.	On page 7 of the Prospectus, under the heading “Comparative Fee and Expense Tables,” footnote 3 to the fee table discusses the contractual fee waiver and/or expense reimbursement arrangement, and recoupment arrangement, for the Acquiring Fund. Please confirm supplementally, with respect to each Proposal, whether American Beacon is permitted to recoup fees waived and/or expenses reimbursed by Ninety One for the Target Funds. If so, please disclose this arrangement in the Prospectus.

The Registrant confirms that, following the proposed Reorganizations, American Beacon will not be permitted to recoup fees waived and/or expenses reimbursed by Ninety One.

6.	On pages 9 and 36 of the Prospectus, under the heading “Example of Fund Expenses” for each of Proposal 1 and Proposal 2, the expenses for A Shares of the applicable Target Fund do not include the impact of the sales charge. Please revise these figures to reflect the impact of the sales charge.

The Registrant has made the requested change.

Disclosure Comments

7.	On page 7 of the “Questions and Answers” section of the Prospectus, the Registrant states that, “[p]ursuant to a separate Asset Purchase Agreement between Ninety One and American Beacon, in connection with the successful closing [of] each proposed Reorganization, American Beacon has agreed to compensate Ninety One in five annual installments following each of the five 12-month periods following the closing date of the Reorganizations, based on the average daily net assets of the Acquiring Funds for each 12-month period, or a certain minimum specified amount, whichever is less. This compensation is payable by American Beacon and not by the Target Funds or the Acquiring Funds.” Supplementally, please respond to the following requests:

Securities and Exchange Commission

September 30, 2024

(a)	Please provide the Staff with more specific information regarding the Asset Purchase Agreement, including the amounts to be paid to Ninety One.

As disclosed in the “Questions and Answers” section of the Prospectus, the compensation under the Asset Purchase Agreement is payable by American Beacon and not by either the Target Funds or the Acquiring Funds. As the Registrant is not aware of any legal requirement that the Registrant disclose the compensation rate or other terms of the Asset Purchase Agreement, for competitive purposes, the Registrant respectfully declines to provide the more specific information requested by the Staff.

(b)	Please clarify if these fees are for services rendered or to be rendered in connection with the acquisition and, if so, how they were quantified.

The Registrant confirms that the fees payable under the Asset Purchase Agreement are not for services rendered or to be rendered in connection with the Reorganizations.

(c)	Please explain how these payments are consistent with Section 17(e)(1) of the Investment Company Act of 1940, as amended (“1940 Act”).

The payments to be made by American Beacon to Ninety One pursuant to the Asset Purchase Agreement are not prohibited by Section 17(e)(1) of the 1940 Act.

Section 17(e)(1) prohibits any first- or second-tier affiliate of a registered investment company from “acting as agent, to accept from any source any compensation (other than a regular salary or wages from such registered investment company) for the purchase or sale of any property to or for such registered company . . .” Section 17(e) was intended to eliminate the potential for self-dealing that exists when a first- or second-tier affiliate of a fund, acting as agent, is compensated for purchase of property from or sales of property to the fund.1

American Beacon and Ninety One are affiliated persons of the Acquiring Funds and Target Funds, respectively. However, neither American Beacon nor Ninety One is acting as agent for the sale of the assets and liabilities of the Target Funds to the Acquiring Funds. The decision whether or not to approve the Reorganizations is not being made by American Beacon or Ninety One – rather it is being made by the shareholders of the Target Funds following approval by the board of trustees of the Target Funds and the Acquiring Funds. Any changes that were to occur to the “property” of a Target Fund as a result of a Reorganization would result exclusively from the approval of that Reorganization by the Target Fund’s shareholders, not through the actions of American Beacon or Ninety One.

[1]	See, e.g., Hearings on S. 3580 Before a Subcomm. of the Senate Comm. On Banking and Currency, 76th Cong. 3d Sess., at 256-259 (1940); Hearings Before a House Subcomm. Of the House Comm. On Interstate and Foreign Commerce on H.R. 10065, 76th Cong., 3d Sess., at 98 (1940).

Securities and Exchange Commission

September 30, 2024

The Asset Purchase Agreement was negotiated exclusively between American Beacon and Ninety One, and neither the Acquiring Funds nor the Target Funds were involved in those negotiations, nor are they parties to the Asset Purchase Agreement. The payments to be made by American Beacon to Ninety One pursuant to the Asset Purchase Agreement are compensation for the sale of a portion of Ninety One’s investment advisory business to American Beacon, separate from the Reorganizations.

In addition, pursuant to the Asset Purchase Agreement, and as disclosed in the Prospectus, American Beacon and Ninety One will agree to use all commercially reasonable efforts to ensure that the Reorganizations comply with the terms of Section 15(f) of the 1940 Act to afford shareholders the additional protections of that provision if they choose to approve the Reorganizations. We note, in this regard, that the use of “commercially reasonable efforts” to ensure compliance with Section 15(f) is consistent with industry practice in the context of an asset purchase agreement. The Acquiring Funds’ board of trustees (“Board”) is independent of American Beacon and Ninety One. Therefore, compliance with Section 15(f) ultimately is within the power of the Board, not American Beacon or Ninety One, and American Beacon and Ninety One can represent only to use commercially reasonable efforts to, and to use commercially reasonable efforts to cause the Board to, take (or refrain from taking, as the case may be) appropriate actions to ensure that the Reorganizations comply with the terms of Section 15(f).

8.	With respect to Comment 1 above, the Staff does not believe that disclosure regarding the expenses of the Reorganization that are borne by American Beacon and Ninety One and not the Funds is legally required, but will not object if the Registrant elects to provide this information.

As reflected in the response to Comment 1 above, as the legal and organizational expenses will not be paid by the Target Funds or the Acquiring Funds, the Registrant respectfully declines to disclose these costs in the Registration Statement.

9.	In the “Comparison of Principal Risk Factors” section of each Proposal, please consider adding a chart comparing the principal risks of each Target Fund and Acquiring Fund, or otherwise revising the text to make it easier for investors to read.

The Registrant has revised the narrative text in the “Comparison of Principal Risk Factors” section of each Proposal to make it more readable.

10.	Please bold all references to the appendices to give them more prominence to the reader.

The Registrant has made the requested change.

Securities and Exchange Commission

September 30, 2024

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Rosemary Behan
Teresa A. Oxford
American Beacon Advisors, Inc.